Filed Pursuant to Rule 424(b)(2)

Registration No. 333-221324

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated June 3, 2020 PRICING SUPPLEMENT No. 151 dated June , 2020 (To Prospectus Supplement dated January 24, 2018 and Prospectus dated April 5, 2019)
Wells Fargo & Company Medium-Term Notes, Series T $ Step-Up Callable Notes Notes due June 30, 2030

The notes have a term of ten years, subject to our right to redeem the notes on the optional redemption dates beginning two years after issuance. The notes pay interest monthly at a per annum rate that will increase to a preset rate over the term of the notes. However, you should not expect to earn the higher stated interest rate described below because, unless general interest rates rise significantly, the notes are likely to be redeemed. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes will not be listed on any exchange and are designed to be held to maturity.

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Original Offering Price:	$1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary but will not be less than $980.00 per note and will not be more than $1,000 per note. Because the original offering price for eligible institutional investors and investors purchasing the notes in a fee-based advisory account will vary as described in footnote (1) below, the price such investors pay for the notes may be higher than the prices paid by other eligible institutional investors or investors in fee-based advisory accounts based on then-current market conditions and the negotiated price determined at the time of each sale.
Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.
Pricing Date:	June 26, 2020.*
Issue Date:	June 30, 2020.* (T+2)
Stated Maturity Date:	June 30, 2030.* The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of any holder of the notes prior to the stated maturity date.
Payment at Maturity:	Unless redeemed prior to stated maturity by Wells Fargo, a holder will be entitled to receive on the stated maturity date a cash payment in U.S. dollars equal to $1,000 per note, plus any accrued and unpaid interest.
Interest Payment Dates:	Monthly on the last calendar day of each February and the 30th day of each month (other than February), commencing July 30, 2020, and at stated maturity or earlier redemption.* Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include July 29, 2020. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.
Interest Rate:	The per annum interest rate that will apply during the interest periods are as follows:
	Commencing June 30, 2020 and ending June 29, 2028	2.25%
	Commencing June 30, 2028 and ending June 29, 2030	3.00%
Optional Redemption:	The notes are redeemable by Wells Fargo, in whole but not in part, on the optional redemption dates, at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Any redemption may be subject to prior regulatory approval. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment.”
Optional Redemption Dates:	Quarterly on the 30th day of each March, June, September and December, commencing June 30, 2022 and ending March 30, 2030*.
Listing:	The notes will not be listed on any securities exchange or automated quotation system.
Denominations:	$1,000 and any integral multiples of $1,000
CUSIP Number:	95001DAL4

*	To the extent that we make any change to the expected pricing date or expected issue date, the interest payment dates, the optional redemption dates and stated maturity date may also be changed in our discretion to ensure that the term of the notes remains the same.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” on page PRS-3.

The notes are unsecured obligations of Wells Fargo & Company, and all payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo
Per Note	$1,000.00	$20.00	$980.00
Total

(1)	The original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale; provided, however, the original offering price for such investors will not be less than $980.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in footnote (2) below.
(2)	The agent will receive an agent discount of up to $20.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $20.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions. The per note agent discount in the table above represents the maximum agent discount payable per note. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes and offering expenses. Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal.

Wells Fargo Securities

ADDITIONAL INFORMATION ABOUT THE ISSUER AND THE NOTES

The notes are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series T.”

All payments on the notes are subject to the credit risk of Wells Fargo.

You should read this pricing supplement together with the prospectus supplement dated January 24, 2018 and the prospectus dated April 5, 2019 for additional information about the notes. When you read the accompanying prospectus supplement, please note that all references in such supplement to the prospectus dated November 3, 2017, or to any sections therein, should refer instead to the accompanying prospectus dated April 5, 2019 or to the corresponding sections of such prospectus, as applicable. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC websiteiwww.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus Supplement dated January 24, 2018:

https://www.sec.gov/Archives/edgar/data/72971/000119312518018274/d428281d424b2.htm

●	Prospectus dated April 5, 2019:

https://www.sec.gov/Archives/edgar/data/72971/000138713119002551/wfc-424b2_040519.htm

INVESTOR CONSIDERATIONS

We have designed the notes for investors who:

■	seek a fixed income investment with an interest rate that will increase to, but not above, a preset rate during the term of the investment;
■	seek current income of at least 2.25% per annum (the interest rate applicable for the first eight years) and at an interest rate in excess of 2.25% after the first eight years through stated maturity, subject to our right to redeem the notes after two years;
■	understand that the notes may be redeemed by Wells Fargo after two years; and
■	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

■	seek a liquid investment or are unable or unwilling to hold the notes to maturity;
■	expect interest rates to increase beyond the interest rates provided by the notes;
■	prefer the certainty of investments without an optional redemption feature; or
■	are unwilling to accept the credit risk of Wells Fargo.

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RISK FACTORS

Your investment in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to a preset rate during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. You should not expect to earn the higher stated interest rate which is applicable only after the first eight years of the term of the notes because, unless general interest rates rise significantly, the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption as compared to other equivalent investment alternatives rather than the higher stated interest rate which is applicable only after the first eight years of the term of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of ten years, subject to our right to redeem the notes starting on June 30, 2022. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days or certain events of bankruptcy or insolvency, whether voluntary or involuntary. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Notes—Events of Default and Covenant Breaches” in the accompanying prospectus supplement.

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Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If We Convey, Transfer Or Lease All Or Substantially All Of Our Assets To One Or More Of Our Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of our subsidiaries. In that event, third-party creditors of our subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of our subsidiaries with respect to such assets. See “Description of Notes—Consolidation, Merger or Sale” in the accompanying prospectus supplement.

The Agent Discount, Offering Expenses And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution, offering expenses and the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. The price at which the agent or any other potential buyer may be willing to buy your notes will also be affected by the interest rates provided by the notes and by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, among others, are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

●	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.
●	Our Creditworthiness. Actual or anticipated changes in our creditworthiness may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our creditworthiness will not reduce the other investment risks related to the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

A Dealer Participating In The Offering Of The Notes Or Its Affiliates May Realize Hedging Profits Projected By Its Proprietary Pricing Models In Addition To Any Selling Concession, Creating A Further Incentive For The Participating Dealer To Sell The Notes To You.

If any dealer participating in the offering of the notes, which we refer to as a “participating dealer,” or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities, if any, and this projected hedging profit will be in addition to any concession that the participating dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the participating dealer to sell the notes to you.

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Our Ability To Service Our Debt, Including The Notes, May Be Limited By The Results Of Operations Of Our Subsidiaries And Certain Contractual Arrangements.

We conduct substantially all of our activities and operations through our subsidiaries and are a separate and distinct legal entity from those subsidiaries. We receive substantially all of our funding and liquidity from dividends, loans and other distributions from our subsidiaries. We generally use these funds, among other sources, to satisfy our financial obligations, including principal and interest on our debt, including the notes. In addition to limitations under laws and regulations applicable to us and our subsidiaries (as discussed below), funds available to us from our subsidiaries will be contingent upon the financial performance and condition of those subsidiaries. Adverse business or economic conditions, such as changes in interest rates and financial market values, could affect the businesses and the results of operations of our subsidiaries and, therefore, adversely affect the sources of funds available to us.

In addition, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization, and thus the ability of a holder of our debt securities (including the notes) to benefit indirectly from such distributions, is subject to the prior claims of the subsidiary’s creditors. This subordination of creditors of a parent company to prior claims of creditors of its subsidiaries is commonly referred to as structural subordination. Furthermore, our rights as a creditor of our subsidiaries may be subordinate to any security interest in the assets of those subsidiaries and any obligations of those subsidiaries senior to those held by us.

As discussed further below, federal banking regulators require measures to facilitate the continued operation of operating subsidiaries notwithstanding the failure of their parent companies, and our ability to receive funds from our subsidiaries may be limited by the Support Agreement discussed in the following risk factors. Further, dividend payments to us from our subsidiaries may also be restricted if specified liquidity and/or capital metrics fall below defined triggers or if our board of directors authorizes us to file a case under the U.S. Bankruptcy Code.

The Resolution Of Wells Fargo Under The Orderly Liquidation Authority Could Result In Greater Losses For Holders Of Our Debt Securities, Including The Notes, Particularly If A Single-Point-Of-Entry Strategy Is Used.

Your ability to recover the full amount that would otherwise be payable on our debt securities (including the notes) in a proceeding under the U.S. Bankruptcy Code may be impaired by the exercise by the Federal Deposit Insurance Corporation (the “FDIC”) of its powers under the “orderly liquidation authority” under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In particular, the single point of entry strategy described below is intended to impose losses at the top-tier holding company level in the resolution of a Global Systemically Important Bank (“G-SIB”) such as Wells Fargo.

Title II of the Dodd-Frank Act created a new resolution regime known as the “orderly liquidation authority” to which financial companies, including bank holding companies such as Wells Fargo, can be subjected. Under the orderly liquidation authority, the FDIC may be appointed as receiver for a financial company for purposes of liquidating the entity if, upon the recommendation of the Board of Governors of the Federal Reserve System (the “FRB”) and the FDIC, the United States Secretary of the Treasury determines, among other things, that the entity is in severe financial distress, that the entity’s failure would have serious adverse effects on the U.S. financial system and that resolution under the orderly liquidation authority would avoid or mitigate those effects. Absent such determinations, Wells Fargo, as a bank holding company, would remain subject to the U.S. Bankruptcy Code.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the orderly liquidation authority, rather than the U.S. Bankruptcy Code, would determine the powers of the receiver and the rights and obligations of creditors and other parties who have transacted with Wells Fargo. There are substantial differences between the rights available to creditors in the orderly liquidation authority and under the U.S. Bankruptcy Code, including the right of the FDIC under the orderly liquidation authority to disregard the strict priority of creditor claims in some circumstances (which would otherwise be respected by a bankruptcy court) and the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings). In certain circumstances under the orderly liquidation authority, the FDIC could elevate the priority of claims if it determines that doing so is necessary to facilitate an orderly liquidation without the need to obtain the consent of other creditors or prior court review. In addition, under the orderly liquidation authority, the FDIC has the right to transfer assets or liabilities of the failed company to a third party or “bridge” entity.

The FDIC has indicated that a “single point of entry” strategy may be a desirable strategy to resolve a large financial institution such as Wells Fargo in a manner that would, among other things, impose losses on shareholders,

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unsecured debt holders (including, in our case, holders of our debt securities, including the notes) and other creditors of the top-tier holding company (in our case, Wells Fargo), while permitting the holding company’s subsidiaries to continue to operate. In addition, in December 2016, the FRB finalized rules requiring U.S. G-SIBs, including Wells Fargo, to maintain minimum amounts of long-term debt and total loss absorbing capacity (TLAC). It is possible that the application of the single point of entry strategy—in which Wells Fargo would be the only legal entity to enter resolution proceedings—could result in greater losses to holders of our debt securities (including the notes) than the losses that would result from a different resolution strategy for Wells Fargo. Assuming Wells Fargo entered resolution proceedings and that support from Wells Fargo to its subsidiaries was sufficient to enable the subsidiaries to remain solvent, losses at the subsidiary level could be transferred to Wells Fargo and ultimately borne by Wells Fargo’s security holders (including holders of our unsecured debt securities, including the notes), with the result that third-party creditors of Wells Fargo’s subsidiaries would receive full recoveries on their claims, while Wells Fargo’s security holders (including holders of our debt securities, including the notes) and other unsecured creditors could face significant losses. In addition, holders of our debt securities (including the notes) could face losses ahead of our other similarly situated creditors in a resolution under the orderly liquidation authority if the FDIC exercised its right, described above, to disregard the strict priority of creditor claims.

The orderly liquidation authority also requires that creditors and shareholders of the financial company in receivership must bear all losses before taxpayers are exposed to any losses, and amounts owed by the financial company or the receivership to the U.S. government would generally receive a statutory payment priority over the claims of private creditors, including senior creditors such as claims in respect of our debt securities. In addition, under the orderly liquidation authority, claims of creditors (including holders of our debt securities, including the notes) could be satisfied through the issuance of equity or other securities in a bridge entity to which Wells Fargo’s assets are transferred. If securities were to be delivered in satisfaction of claims, there can be no assurance that the value of the securities of the bridge entity would be sufficient to repay all or any part of the creditor claims for which the securities were exchanged.

While the FDIC has issued regulations to implement the orderly liquidation authority, not all aspects of how the FDIC might exercise this authority are known and additional rulemaking is possible.

The Resolution Of Wells Fargo In A Bankruptcy Proceeding Could Also Result in Greater Losses For Holders Of Our Debt Securities, Including The Notes.

As required by the Dodd-Frank Act and regulations issued by the FRB and the FDIC, we are required to periodically provide to the FRB and the FDIC a plan for our rapid and orderly resolution in the event of material financial distress affecting Wells Fargo or the failure of Wells Fargo. The strategy described in our resolution plan is a single point of entry strategy, in which Wells Fargo would be resolved under the U.S. Bankruptcy Code using a strategy in which only Wells Fargo itself enters bankruptcy proceedings while some or all of its operating subsidiaries are maintained as going concerns. In this case, the effects on creditors of Wells Fargo would likely be similar to those arising under the orderly liquidation authority, as described above. We are not obligated to maintain a single point of entry strategy, and the strategy reflected in our resolution plan submission is not binding in the event of an actual resolution of Wells Fargo, whether conducted under the U.S. Bankruptcy Code or by the FDIC under the orderly liquidation authority. To carry out a single point of entry strategy, Wells Fargo may seek to recapitalize its subsidiaries or provide them with liquidity in order to preserve them as going concerns prior to the commencement of Wells Fargo’s bankruptcy proceeding. Moreover, Wells Fargo could seek to elevate the priority of its guarantee obligations relating to its major subsidiaries’ derivatives contracts over its other obligations, so that cross-default and early termination rights under derivatives contracts at its subsidiaries would be stayed under the ISDA Resolution Stay Protocol. This elevation would result in holders of our debt securities (including the notes) incurring losses ahead of the beneficiaries of those guarantee obligations. It is also possible that holders of our debt securities (including the notes) could incur losses ahead of other similarly situated creditors.

In response to the regulators’ guidance and to facilitate the orderly resolution of Wells Fargo, we entered into an intercompany support agreement with WFC Holdings, LLC, an intermediate holding company and subsidiary of Wells Fargo (the “IHC”), Wells Fargo Bank, National Association (“WFBNA”), Wells Fargo Securities, LLC (“WFS”), Wells Fargo Clearing Services, LLC (“WFCS”) and certain of our other subsidiaries (the “Support Agreement”). Pursuant to the Support Agreement, Wells Fargo transferred a significant amount of its assets, including among other things, cash and liquid securities, to the IHC and will continue to transfer such assets to the IHC from time to time. In the event of Wells Fargo’s material financial distress or failure, the IHC will be obligated to use the transferred assets to provide capital and/or liquidity to certain key subsidiaries in order to help ensure their continued operations. Wells Fargo and the IHC’s respective obligations under the Support Agreement are secured

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pursuant to a related security agreement. In the ordinary course, the IHC will provide Wells Fargo with funding under the Support Agreement through subordinated notes and a committed line of credit, which, together with dividend payments, is expected to provide Wells Fargo, during business as usual operating conditions, with the same access to cash necessary to service its debts, pay dividends, repurchase its shares and perform its other obligations as it would have if it had not entered into these arrangements and transferred any assets. If certain liquidity and/or capital metrics fall below triggers specified in the Support Agreement, the subordinated notes would be forgiven and the committed line of credit would be terminated. Dividend payments to us from our subsidiaries may also be restricted if specified liquidity and/or capital metrics fall below defined triggers or if our board of directors authorizes us to file a case under the U.S. Bankruptcy Code. The forgiveness of subordinated notes, termination of the committed line of credit or restrictions on dividend payments to us from our subsidiaries could materially and adversely affect our ability to satisfy our obligations, including any payments to holders of our debt securities (including the notes), and could result in the commencement of bankruptcy proceedings by Wells Fargo at an earlier time that might have otherwise occurred if the Support Agreement were not implemented. If the single point of entry strategy—the preferred strategy for our rapid and orderly resolution—proves to be unsuccessful, multiple, competing resolution proceedings could ensue and holders of our debt securities (including the notes) may as a consequence be in a worse position than if the strategy had not been effectuated. In all cases, any payments to holders of our debt securities (including the notes) are dependent on our ability to make such payments and are therefore subject to our credit risk.

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UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

●	a financial institution;
●	a “regulated investment company”;
●	a “real estate investment trust”;
●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
●	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;
●	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;
●	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or
●	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, any alternative minimum tax consequences, the potential application of the Medicare tax on net investment income or the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

General

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

We expect the “issue price” of the notes to be equal to their stated principal amount. Assuming that the notes’ issue price is equal to the stated principal amount, the notes will be issued without original issue discount (“OID”) for U.S. federal income tax purposes, as discussed further below under “Tax Consequences to U.S. Holders.” However, the issue price of the notes will be determined on the pricing date. If the notes’ issue price is less than the stated principal amount, the notes would potentially be issued with OID, in which case a U.S. holder of the notes would generally be required to recognize the OID in income in advance of the receipt of the related cash payments. The remaining discussion assumes that the notes’ issue price is equal to the stated principal amount.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

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●	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest on the Notes. Stated interest on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem the notes if the exercise of the option would lower the yield on the notes. The yield on the notes would be lowered if we redeemed the notes before the increase in the interest rate, and therefore the notes will not be treated as issued with OID. If, contrary to the presumption in the applicable Treasury regulations, we do not redeem the notes before the increase in the interest rate, solely for purposes of calculating OID, the notes will be treated as if they were redeemed and new notes were issued on the presumed exercise date for the notes’ principal amount.

Sale, Exchange or Retirement of the Notes. You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on the Notes”) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be equal to your original purchase price for the note. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

●	an individual who is classified as a nonresident alien;
●	a foreign corporation; or
●	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Treatment of Income and Gain on the Notes. You should not be subject to U.S. federal income or withholding tax in respect of the notes, provided that interest on the notes qualifies as “portfolio interest” and is not subject to withholding under the “FATCA” regime described below. Interest on the notes should generally qualify as portfolio interest, exempt from withholding (which for an individual non-U.S. holder is pursuant to Section 871(h) of the Code), provided that:

●	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
●	you are not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
●	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
●	you provide to the applicable withholding agent an appropriate Internal Revenue Service (“IRS”) Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

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U.S. Federal Estate Tax

A note held by an individual non-U.S. holder who at death is not a citizen or a resident of the United States for U.S. federal estate tax purposes generally will not be includible in the individual’s gross estate, and will be deemed “property without the United States” under Section 2105 of the Code, for U.S. federal estate tax purposes if, at the time of death, interest on the note would qualify as portfolio interest exempt from withholding under Section 871(h), as described above, without regard to the certification requirement described in the fourth bullet above under “—Treatment of Income and Gain on the Notes.”

You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to payments of interest on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to payments of amounts treated as interest on the notes. While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of certain financial instruments treated as paying U.S.-source interest or dividends, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

The original offering price is $1,000 per note; provided that the original offering price for an eligible institutional investor and an investor purchasing the notes in a fee-based advisory account will vary based on then-current market conditions and the negotiated price determined at the time of each sale. The original offering price for such investors will not be less than $980.00 per note and will not be more than $1,000 per note. The original offering price for such investors reflects a foregone selling concession with respect to such sales as described in the next paragraph.

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes. The agent may resell the notes to other securities dealers at the original offering price of $1,000 per note less a concession not in excess of the agent discount. Such securities dealers may include Wells Fargo Advisors (the trade name of the retail brokerage business of our affiliates, Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC). Wells Fargo Securities LLC will receive an agent discount of up to $20.00 per note, and from such agent discount will allow selected dealers a selling concession of up to $20.00 per note depending on market conditions that are relevant to the value of the notes at the time an order to purchase the notes is submitted to the agent. Dealers who purchase the notes for sales to eligible institutional investors and fee-based advisory accounts may forgo some or all selling concessions.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

The notes and the related offer to purchase the notes and sale of the notes under the terms provided in this pricing supplement and accompanying supplements do not constitute a public offering in any non-U.S. jurisdiction, and are being made available only to individually identified investors pursuant to a private offering as permitted in the relevant jurisdiction. The notes are not, and will not be, registered with any securities exchange or registry located outside of the United States and have not been registered with any non-U.S. securities or banking regulatory authority. The contents of this document have not been reviewed or approved by any non-U.S. securities or banking regulatory authority. Any person who wishes to acquire the notes from outside the United States should seek the advice or legal counsel as to the relevant requirements to acquire these notes.

Notice to Prospective Investors in Argentina

The notes are not and will not be marketed in Argentina by means of a public offering, as such term is defined under Section 2 of Law Number 26,831, as amended. No application has been or will be made with the Argentine Comisión Nacional de Valores, the Argentine securities governmental authority, to offer the notes in Argentina. The contents of this document have not been reviewed by the Argentine Comisión Nacional de Valores.

Notice to Prospective Investors in British Virgin Islands

The notes have not been, and will not be, registered under the laws and regulations of the British Virgin Islands, nor has any regulatory authority in the British Virgin Islands passed comment upon or approved the accuracy or adequacy of this document. This document shall not constitute an offer, invitation or solicitation to any member of the public in the British Virgin Islands for the purposes of the Securities and Investment Business Act, 2010, of the British Virgin Islands.

Notice to Prospective Investors in Chile

Neither the issuer nor the notes have been registered with the Comisión Para el Mercado Financiero pursuant to Law No. 18.045, the Ley de Mercado de Valores and regulations thereunder, so they cannot be publicly offered in Chile. This document does not constitute an offer of, or an invitation to subscribe for or purchase, the notes in the republic of Chile, other than to individually identified buyers pursuant to a private offering within the meaning of Article 4 of the Ley de Mercado de Valores (an offer that is not addressed to the public at large or to a certain sector or specific group of the public).

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Notice to Prospective Investors in Panama

The notes have not been and will not be registered with the Superintendency of Securities Market of the Republic of Panama under Decree Law N°1 of July 8, 1999 (the “Panamanian Securities Act”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Act, including the private placement rule based on number 2 of Article 83 of Law Decree 1 of July 8, 1999 (or number 2 of Article 129 of the Unified Text of Law Decree 1 of July 8, 1999). The notes do not benefit from the tax incentives provided by the Panamanian Securities Act and are not subject to regulation or supervision by the Superintendency of Securities Market of the Republic of Panama.

Notice to Prospective Investors in Paraguay

The sale of the notes qualifies as a private placement pursuant to Law No. 5810/17 “Stock Market”. The notes must not be offered or sold to the public in Paraguay, except under circumstances which do not constitute a public offering in accordance with Paraguayan regulations. The notes are not and will not be registered before the Paraguayan securities supervisory body Comisión Nacional de Valores (“CNV”) the Paraguayan private stock exchange Bolsa de Valores y Productos de Asunción (“BVPASA”). The issuer is also not registered before the CNV or the BVPASA.

In no case may notes not registered before the CNV be offered to the general public via mass media such as press, radio, television, or internet when such media are publicly accessible in the Republic of Paraguay, regardless of the location from where they are issued.

The privately placed notes are not registered with the National Securities Commission, and therefore do not have tax benefits and are not negotiable through the BVPASA. Privately placed notes may have less liquidity, making it difficult to sell such notes in the secondary market, which could also affect the sale price. Private securities of issuers not registered before the CNV may not have periodic financial information or audited financial statements, which could generate greater risk to the investor due to the asymmetry of information. It is the responsibility of the investor to ascertain and assess the risk assumed in the acquisition of the notes.

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